UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The Board of Directors of Petróleo Brasileiro SA -  Petrobras convenes the
Company's shareholders to meet at Annual and Extraordinary General Meetings on
April 27, 2017, at 3:00 p.m., in the auditorium of the Headquarters Building,
Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

Annual General Meeting

I. To analyze management accounts, examine, discuss and vote on the Management
Report and the Company's Financial Statements, together with the report of the independent auditors and the Fiscal Council's Report, for the fiscal year ended
December 31, 2016;
II. Election of 5 (five) members for Fiscal Council, among which 1 (one) is appointed by the minority shareholders and one (1) by  preferred shareholders, both through the separate election process, and their respective alternates; and
III. Establishment of the financial compensation of Directors, members of the
Fiscal Council and members of the Statutory Advisory Committees to the Board of
Directors.

Extraordinary General Meeting

I. Proposal for the amendment of Petrobras' Bylaw, in order to:

(i) Amend art. 14, to expressly provide for the possibility of incorporation of a subsidiary whose object is solely to hold equity interests, as provided for in art. 8, paragraph 2 of Decree N. 8,945/16;

(ii) Amend art. 16, to include the sole paragraph, in order to establish that, notwithstanding the provisions set forth in articles 54 and 56 of Decree N.
8,945/16 for smaller companies (with gross annual revenues of less than BRL 90 million), all the requirements and impediments applicable to the managers and members of the Fiscal Council shall be uniform and isonomic for the selection and approval both within the holding company and in the companies that are part of the Petrobras System;

(iii) Amend the main section of art. 18, to expressly provide that the term of management of the members of the Board of Directors will be unified, in compliance with art. 24, VI of Decree N. 8,945/16;

(iv) Amend art. 18, to insert paragraph 6, which prohibits the renewal of the member of the Board of Directors who does not participate in any annual training provided by the Company in the last 2 years, in compliance with art. 42, sole paragraph of Decree N. 8,945/16;

(v) Amend art. 18, to insert Paragraph 7, which provides that in any event, the return of a former Board Member to the Company may only occur after a period equivalent to a term of management, in compliance with Art. 24, paragraph 4 of
Decree N. 8,945/16;

(vi) Amend the main section of art. 20, to expressly provide that the term of management of the members of the Executive Board shall be unified, in compliance with art. 24, VII of Decree N. 8,945/16;

(vii) Amend art. 20, to insert Paragraph 3, which brings the additional requirement for the position of Executive Officer, in relation to the requirements for Directors, in compliance with art. 24, II of Decree N.
8,945/16;

(viii) Amend art. 20, to insert Paragraph 4, which prohibits the renewal of the
Executive Board member who does not participate in any annual training provided by the Company in the last 2 years, in compliance with art. Art. 42, sole paragraph of Decree N. 8,945/16;

(ix) Amend art. 20, to insert paragraph 5, which provides that, in any event, the return of a former member of the Executive Board to the Company may only occur after a period equivalent to a term of management, in compliance with art.
24, paragraph 4 of Decree N. 8,945/16;

(x) Amend the main section of art. 21 to provide for the express submission of the Company's managers to the conditions set forth in Decree No. 8,945/16, in addition to those provided for in Act 6,404/76 in Act 13,303/16 and in the
Nomination Policy;

(xi) Amend art. 21, to include Paragraphs 1 2 and 3, which determine the application, to all administrators, of the additional conditions of unblemished reputation described and to be detailed in the Nomination Policy;

(xii) Amend art. 21, to include Paragraph 3, which provides for the attribution of the Nomination, Compensation and Succession Committee ("CIRS") to analyze the additional conditions of unapproved reputation, within a maximum period of 8 business days from the delivery of information regarding the nominee, and may be extended for up to the same period, or suspended, as the case may be;

(xiii) Amend art. 21, paragraph 2, which, after renumbering, shall become
Paragraph 6, in order to establish the equality of requirements and criteria for all members of the Board of Directors, including the employees' representative;

(xiv) Amend art. 21, to include paragraph 7, to provide for the possibility of the candidate providing clarifications, at the request of the CIRS;

(xv) Change art. 29 to insert, in items II, IV, VII and XIII, the competences provided in arts. 9º, §1º; 24, III; 32, II and 37, §3º of Decree n. 8,945/16;

(xvi) Amend art. 30 to insert, in items VI and VIII, the competences provided for in arts.  8, paragraph 2 and 32, I of Decree N. 8,945/16, As well as to promote editorial adjustments;

(xvii) Amend art. 30, items II, IV, IX , XIV and XV, to promote text adjustments;

(xviii) Change art. 30, paragraph 1, former single paragraph, to provide for the
Minority Committee as a statutory committee to support the Board of Directors;

(xix) Amend art. 30, to include Paragraph 2, which provides that the CIRS shall comply with the duties set forth in art. 21 of Decree N. 8,945/16, also analyzing the criteria of unblemished reputation foreseen in the proposed amendment of art. 21 of the Bylaw;

(xx) Amend art. 30 to include Paragraphs 3 and 4, which provide for the possibility of convening the Minority Committee, as a measure of good governance in the prior evaluation of transactions involving the Union, its local authorities and foundations and federal state-owned enterprises, since outside the normal course of business of the Company, as well as discipline the composition of the Committee;

(xxi) Amend art. 32 for the inclusion of Paragraph 5, which provides that the transactions with the Federal Government, its municipalities and foundations, shall be approved by the vote of 2/3 (two thirds) of the Directors present;

(xxii) Amend art. 34 to include clause "l", item II, which expressly provides for the Executive Board's competence to approve collective labor agreements or agreements, as well as the filing of collective bargaining agreements;

(xxiii) Amend art. 35, paragraph 2 to improve the wording, using the terminology adopted for the functions directly linked to the Executive Officers, according to the need verified by the Company;

(xxiv) Amend the main section of art. 43 to provide for the express submission of the Company's Fiscal Counselors to the conditions set forth in Decree N.
8,945/16, in the Nomination Policy, and to the criteria of unblemished reputation provided for in art. 21 of the Bylaw;

(xxv) Change art. 43, paragraph 2, for text adjustment;

(xxvi) Amend art. 44 to include Paragraph 1, which prohibits the reappointment of Fiscal Council Members who do not participate in any annual training provided by the Company in the last 2 years, in compliance with art. 42, sole paragraph of Decree N. 8,945/16, and;

(xxvii) Amend art. 44 to include Paragraph 2, which establishes that, in any event, the return of a former Fiscal Counselor to the Company may only occur after a period equivalent to a term of performance, in compliance with art. 24,
§4 of Decree N. 8,945/16.

II. Consolidation of the Bylaw to reflect the approved amendments, and;

III. Proposed inclusion of additional requirements for unimpeachable reputation, in addition to those contained in Act 13,303, dated June 30, 2016, and of Decree
8,945, of the Petrobras Board of Directors and Board of Executive Officers of
December 27, 2016, in compliance with art. 40, item XIII of Petrobras' Bylaw.

The person present at the Meeting shall prove his or her shareholder status, pursuant to article 126 of Act 6,404, dated 12.15.1976. In order to be represented, the shareholder must comply with the provisions of paragraph 1 of article 126 of said Act and article 13 of Petrobras' Bylaw, showing the following documents:

i) Representative's identity document;
ii) Power of Attorney with special powers of the represented with notarized signature (original or authenticated copy);
iii) Copy of the agreement or Bylaw of the fund's representative or regulation, if applicable;
iv) Copy of the instrument of investiture or equivalent document proving the powers of the grantor of the power of attorney, if applicable.

The shareholders represented by attorneys-in-fact are requested to file, at least three business days in advance, the documents listed above in room 1002
(Attendance to Shareholders) of the Headquarters Building. For those who will submit the documentation on the day of the Meetings, the Company informs that it will be able to receive it from 11 am, at the place where the meetings will be held.

The exercise of the right to vote in the case of the loan of shares shall be borne by the borrower of the loan, except if the agreement signed between the parties provides for otherwise.

In addition, shareholders may also elect to vote on the matters set forth in this Notice through the use of the public request for power of attorney, pursuant to CVM Instruction 481, of December 17, 2009.

The receipt of electronic powers of attorney shall be available at the Company’s site,
(http://www.petrobras.com.br/ir) from the beginning of April 2017.

The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction 561, dated April 7, 2015, are included in the Handbook for Meeting (Manual da Assembleia).

Likewise, the requirements, impediments, as well as the documentation that must be presented for the appointment of members of the Fiscal Council are included in the Handbook for Meeting (Manual da Assembleia).

All the documentation pertinent to the matters that will be resolved in these
Annual and  Extraordinary General Meetings, in accordance with the Instruction
CVM 481, of December 17, 2009 is available to shareholders in Room 1002
(Shareholders Service) of the Company's Headquarters Building, and at the
Company's electronic addresses (http://www.petrobras.com.br/ri) and the
Brazilian Securities Commission - CVM (http://www.cvm.gov.br).

Rio de Janeiro, March 24th, 2017.

Luiz Nelson Guedes de Carvalho
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: March 27, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer